SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

08028362

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Martin — (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2008 by Colleen Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

KELLIE E. DAVIDSON
Commission # 1604029
Notary Public - California
Orange County
My Comm. Expires Sep 3, 2009

(Seal)

Signature Kellie E. Davidson

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC and subsidiary (the Company) as of December 31, 2007 and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Allianz Global Investors Distributors LLC and subsidiary as of December 31, 2007 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

KPMG LLP

February 25, 2008

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2007

Assets		
Current assets:		
Cash and cash equivalents	$	121,953,339
Distribution and servicing fees receivable		23,811,117
Receivable from affiliates		10,741,085
Prepaid expenses		773,739
Other current assets		1,307,473
Total current assets		158,586,753
Deferred sales charges		1,289,260
Fixed assets, net of accumulated depreciation of $366,139		94
Total assets	$	159,876,107
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable and accrued expenses	$	14,991,606
Accrued compensation		10,664,403
Commissions payable		44,940,297
Payable to affiliates		11,221,203
Other current liabilities		327,025
Total current liabilities		82,144,534
Other noncurrent liabilities		1,657,446
Total liabilities		83,801,980
Member's capital		76,074,127
Total liabilities and member's capital	$	159,876,107

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2007

Revenues:		
Servicing fees	$	157,381,064
Distribution fees		102,360,498
Marketing service fees		105,451,348
Sales fees and other		16,411,062
Interest income		5,643,541
Total revenues		387,247,513
Expenses:		
Commissions		244,453,511
Compensation and benefits		79,155,559
Marketing and promotional		25,439,673
General and administrative		14,017,395
Professional		907,449
Occupancy and equipment		5,225,144
Insurance		206,973
Other, net		4,826,142
Total expenses		374,231,846
Net income	$	13,015,667

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
AND SUBSIDIARY

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2007

Member's capital, beginning of year	$	63,058,460
Net income		13,015,667
Member's capital, end of year	$	76,074,127

See accompanying notes to consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	13,015,667
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization (includes deferred sales charge amortization)		591,767
Loss on sale of property, plant and equipment		144,175
Change in:		
Distribution and servicing fees receivable		3,940,603
Receivable from affiliates		(364,035)
Prepaid expenses		(45,085)
Other current assets		331,765
Deferred sales charges		(203,343)
Accounts payable and accrued expenses		(2,533,762)
Accrued compensation		(777,487)
Commission payable		652,120
Payable to affiliates		1,778,731
Other current liabilities		(443,181)
Other noncurrent liabilities		1,173,040
Net cash provided by operating activities		17,260,975
Cash flows from investing activities:		
Proceeds from sale of property, plant and equipment		141,467
Net cash provided in investing activities		141,467
Net increase in cash and cash equivalents		17,402,442
Cash and cash equivalents, beginning of year		104,550,897
Cash and cash equivalents, end of year	$	121,953,339

See accompanying notes to consolidated financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID) is a single member limited liability company wholly owned by Allianz Global Investors U.S. Retail LLC (U.S. Retail), which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). AGID is a registered broker-dealer with the Securities and Exchange Commission, and a futures commission merchant introducing broker with the Commodity Futures Trading Commission. AGID is a member of the Financial Industry Regulator Authority (FINRA) and the National Futures Association. As such, it serves as the distributor and provides shareholder services to certain institutional and retail mutual funds (Proprietary Funds) for which AllianzGI LP and its subsidiaries provide investment management and advisory services.

The Proprietary Funds include the PIMCO Funds and the Allianz Funds.

Allianz SE, indirectly owns the majority interest of AllianzGI LP. Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of AGID and its wholly owned subsidiary, Allianz Global Investors Advertising Agency, Inc. (AGI Advertising). AGI Advertising was formed in 1997 for the purpose of providing advertising services to AGID. All significant intercompany items have been eliminated in consolidation.

(b) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions, nonaffiliated money market funds, certificates of deposit, U.S. treasuries and commercial paper, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(c) Depreciation and Amortization

Office equipment, furniture, and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(d) ***Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes, and accordingly are not subject to income taxes. For tax purposes, income or losses of AGID are the responsibility of the member of AGID and are included in the tax returns of the member of AGID.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained upon challenge by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion based on the largest benefit that is more than 50% likely to be realized.

The Company adopted FIN 48 as of January 1, 2007. Management has analyzed the Company's uncertain tax positions, and identified no uncertain tax positions that required recognition and measurement under FIN 48.

(e) ***Distribution and Servicing Fees***

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(f) ***Marketing Service Fees***

AGID and Allianz Global Investors Fund Management LLC (AGIFM), a wholly owned subsidiary of U.S. Retail, have a marketing services agreement whereby AGIFM compensates AGID for the acquisition of new assets under management. Marketing servicing fees are recognized as the services are performed.

(g) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(h) ***Deferred Sales Charge***

AGID offers for sale a "B" share Class of mutual fund. Under this share structure, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds or through contingent deferred sales charges collected from the share purchaser, to the extent that the asset recorded upon payment to the independent broker is retained by AGID. Such fees retained by AGID are capitalized as deferred sales charge and amortized on a straight-line basis over a period of 60 months.

(i) ***Impairment of Long-Lived Assets***

AGID reviews its office equipment, furniture, fixtures, leasehold improvements, and deferred sales charge assets as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets

is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset.

(j) ***Use of Estimates***

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

(k) ***Fair Value of Financial Instruments***

The carrying value of AGID's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution and servicing fees receivable, receivables from affiliates, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(3) Fixed Assets

The major classifications of fixed assets at December 31, 2007 are as follows:

Office equipment, furniture, and fixtures	$	366,233
Total fixed assets		366,233
Less accumulated depreciation		366,139
	$	94

The Company recorded depreciation expense of $66,968 for the year ended December 31, 2007.

(4) Revenues

Pursuant to the distribution agreements with the various Allianz Retail Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution fees, servicing fees, and contingent deferred sales charges.

AGID receives a distribution fee equal to 0.75% of the fund's average daily net assets attributable to the Class B and Class C shares and 0.25% in the case of Class R shares of each PIMCO and Allianz funds. The PIMCO funds have a few exceptions. The fee is 0.50% per annum in the case of the Low Duration, StocksPLUS Funds, Real Return Bond, and Municipal Bond for Class C shares, 0.30% in the case of the Short-Term, Short Duration Muni Bond, and PIM Floating Income for Class C shares, and 0% in the case of the Money Market Fund for Class C shares. The Allianz fund, Allianz OCC Opportunity Fund has a fee of 0.75% for Class D shares.

AGID receives a servicing fee from each PIMCO and Allianz funds equal to 0.25% of the average daily net asset value of the Class A, Class B, Class C, Class D, and Class R shares, except that the fee is 0.10% for Class A and Class C shares of the money market fund.

Contingent deferred sales charges are received on the Class A, Class B, and Class C shares from the PIMCO and Allianz funds if an investor redeems an amount, which causes the current value of the investor's account to fall below the total dollar amount of investments made during the past five years, except that no sales charge is imposed if the portion of the investment redeemed is attributable to reinvested dividends or capital gains distributions, or is derived from increases in the value of the account above the amount invested during the past five years. The contingent deferred sales charge on Class B shares in the first year following purchases is 5% of the net asset value per share and decreases to 1% of such amount in the sixth year. There is no charge after a six-year holding period. The Class B shares will convert to Class A shares after they have been held for five or seven years depending if they are fixed or equity funds, respectively. The contingent deferred sales charge on purchases made on or after July 1, 1991 (new Class C shares) is 1% during the first 12 months after the purchase and nothing thereafter.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of PIMCO and Allianz funds Class A shares. AGID receives no sales commission on sales of PIMCO and Allianz funds Class B and Class C shares.

(5) Commissions and Other Payouts

AGID pays initial and trail commissions with respect to the PIMCO and Allianz funds to participating brokers at rates set by management. Initial commissions are paid for the sale of new Class B shares at a rate of up to 4% of the sale amount. Initial commissions are paid for the sale of new Class C shares at a rate of up to 1% of the sales amount.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of such average daily net assets for the PIMCO and Allianz funds.

In connection with the distribution of the Class B shares, AGID advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds and from contingent deferred sales charges collected from the share purchaser. For the year ended December 31, 2007, $4,158,929 was paid to brokers under this program, $524,799 was recorded as amortization expense, and $49,335 was redeemed by Class B shareholders. Amortization expense is included in commissions in the accompanying consolidated statement of operations.

(6) Related-Party Transactions

AllianzGI LP provides office space and certain accounting and administrative services to AGID. The amount charged for such services aggregated $4,256,781 during 2007. The payable to affiliates includes cash to be paid to AllianzGI LP in connection with various operating agreements between AGID and AllianzGI LP.

AGID earned $101,809,660 of marketing service fees from AGIFM and $3,641,689 from other affiliates during 2007.

 (Continued)

On a monthly basis, AGID sold to AGIFM at book value the then existing rights to future deferred sales charges and distribution fees related to Class B retail shares. Such sales aggregated approximately $3,906,254 during 2007.

(7) Benefit Plans

AllianzGI LP is the sponsor of a defined benefit contribution employee savings and retirement plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible to participate in the plan following the later of attainment of age 21 or the completion of one year of credited service. AGID matches and contributes an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $1,384,908. An additional element of the plan allows AGID to contribute an additional amount ranging from 5.4% to 10.8% of eligible compensation to the savings and retirement plan. The amount of expense incurred in 2007 by AGID related to the additional feature was $1,690,667. These amounts are included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of management of highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AllianzGI LP.

AllianzGI LP has a profit sharing plan and an incentive compensation program that compensates participants on the basis of profitability and provides discretionary bonuses. Compensation under these programs was $27,385,849 for the year ended December 31, 2007 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI has a long-term incentive plan to reward certain key employees for the AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $1,268,718 for the year ended December 31, 2007 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AllianzGI LP has a key position holder long-term incentive plan (KEEPA) for certain key employees. Participants can defer a portion of their bonus and profit sharing payments into a cash account, which can increase or decrease depending on the level of operating earnings achieved over a three-year period. There is also an additional 20% premium on the deferral that vests over a three-year period. Total expense under this plan was $316,328 for the year ended December 31, 2007 and is included in compensation and benefits in the accompanying consolidated statement of operations.

(Continued)

(8) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's consolidated financial statements or business. AGID has recorded a $3,000,000 liability as of December 31, 2007 and is included in payable to affiliates in the accompanying consolidated statement of financial condition.

(9) Commitments

AGID leases office space under noncancelable leases with terms in excess of one year. Future minimum payments are as follows:

Year ending December 31:		
2008	$	887,636
2009		898,756
2010		609,494
Total	$	2,395,886

Rent expense in connection with these agreements was $1,697,623 for the year ended December 31, 2007 and is included in occupancy and equipment in the accompanying consolidated statement of operations.

(10) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. AGID is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires AGID to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. At December 31, 2007, AGID had net capital of $35,488,454 for regulatory purposes, which was $29,901,656 in excess of its required net capital of $5,586,798. AGID's net capital ratio was 2.36-to-1.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

The Managing Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the consolidated financial statements of Allianz Global Investors Distributors LLC and subsidiary (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

(1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

(2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END